Exhibit (a)(8)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Semitool, Inc. common stock. The Offer (as defined below) described herein is made solely by the Offer to Purchase, dated November 19, 2009, and the related Letter of Transmittal, each of which is being delivered to holders of shares of Semitool common stock. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares of Semitool common stock in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. Acquisition Sub (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of shares of Semitool common stock in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Acquisition Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Acquisition Sub.

Notice of Offer to Purchase for Cash All Outstanding Shares of Common Stock

of

Semitool, Inc.

by

Jupiter Acquisition Sub, Inc.,

a wholly-owned subsidiary of

Applied Materials, Inc.

at

$11.00 Net per Share

Jupiter Acquisition Sub, Inc., a Montana corporation (“Acquisition Sub”) and a wholly-owned subsidiary of Applied Materials, Inc., a Delaware corporation (“Applied”), is offering to purchase all of the outstanding shares of common stock, no par value per share, of Semitool, Inc., a Montana corporation (“Semitool”), at a purchase price of $11.00 per share, net to the seller in cash, without interest thereon and less any required withholding tax (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal, which, together with any amendments or supplements thereto, collectively constitute the “Offer” described herein. Tendering Semitool shareholders whose shares of Semitool common stock are registered in their own names and who tender their shares directly to BNY Mellon Shareowner Services (the “Depositary”) will not be obligated to pay brokerage fees or commissions in connection with the Offer or, except as set forth in Instruction 6 to the Letter of Transmittal, transfer taxes on the sale of shares in the Offer. Shareholders of Semitool who hold their shares of Semitool common stock through brokers, dealers, banks, trust companies or other nominees should consult with such institutions to determine whether they will charge any service fees for tendering such shareholder’s shares to Acquisition Sub in the Offer. Acquisition Sub is offering to acquire all of the shares of Semitool common stock as a first step in acquiring the entire equity interest in, and thus control of, Semitool. Following the purchase of shares of Semitool common stock in the Offer, Acquisition Sub intends to consummate the Merger described below to acquire all of the outstanding shares of Semitool common stock that are not tendered to, and accepted for payment by, Acquisition Sub in the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT (ONE MINUTE AFTER 11:59 P.M.), NEW YORK CITY TIME, ON DECEMBER 17, 2009, UNLESS THE OFFER IS EXTENDED. SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE OF THE OFFER.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn in accordance with the terms of the Offer and not withdrawn prior to the Expiration Date (as defined below) shares of Semitool common stock (other than shares of Semitool common stock tendered by guaranteed delivery where actual delivery has not occurred) that, together with any shares of Semitool common stock owned by Applied or Acquisition Sub immediately prior to the first time of acceptance by Acquisition Sub of any shares of Semitool common stock for payment pursuant to the Offer (the “Acceptance Time”), represent more than 66 2/3% of the sum of (i) the aggregate number of shares of Semitool common stock issued and outstanding immediately prior to the Acceptance Time, plus (ii) an additional number of shares up to (but not exceeding) the aggregate number of shares of Semitool common stock issuable upon the conversion, exchange or exercise, as applicable, of all options, warrants and other rights to acquire, or securities convertible into or exchangeable for, shares of Semitool common stock that are outstanding immediately prior to the Acceptance Time and that are vested or will be vested immediately after such time (other than potential (but not actual) dilution attributable to the Top-Up Option (as defined in Section 1 (Terms of the Offer) of the Offer to Purchase)). The foregoing condition is referred to as the “Minimum Condition” in this Notice of Offer. The Offer is also subject to the other conditions described in Section 13 (Conditions to the Offer) of the Offer to Purchase. The Offer is not subject to any financing contingencies.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 16, 2009, by and among Applied, Acquisition Sub and Semitool (the “Merger Agreement”), pursuant to which, following the satisfaction or waiver of certain conditions and the purchase by Acquisition Sub of shares of Semitool common stock in the Offer, Acquisition Sub will be merged with Semitool (the “Merger”), with the surviving corporation in the Merger continuing to exist as a wholly-owned subsidiary of Applied. As a result of the Merger, each outstanding share of Semitool common stock (other than shares owned by Applied, Acquisition Sub, Semitool or any wholly-owned subsidiary of Applied or Semitool, or held in Semitool’s treasury, or shares owned by any shareholder of Semitool who is entitled to and properly asserts dissenters’ rights under Montana law) will be converted into the right to receive the Offer Price, without interest thereon and less any required withholding tax.

The Semitool board of directors has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Semitool’s shareholders; (ii) approved and adopted the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the Montana Business Corporation Act; (iii) declared the advisability of the Merger Agreement; and (iv) resolved to recommend that Semitool’s shareholders accept the Offer, tender their shares of Semitool common stock to Acquisition Sub pursuant to the Offer and, if required to consummate the Merger, approve the Merger Agreement.

Upon the terms of and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), promptly after the Expiration Date, Acquisition Sub will accept for payment and pay for all shares of Semitool common stock that are validly tendered prior to the Expiration Date and not theretofore withdrawn prior to such date in accordance with the procedures for withdrawal described in Section 3 (Withdrawal Rights) of the Offer to Purchase. For purposes of the Offer, Acquisition Sub will be deemed to have accepted for payment, and thereby purchased, shares of Semitool common stock that are validly tendered in the Offer and not withdrawn prior to the Expiration Date as, if and when Acquisition Sub gives oral or written notice to the Depositary of Acquisition Sub’s acceptance for payment of such shares. Subject to the conditions to the Offer, payment for shares of Semitool common stock that are accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for shareholders tendering shares in the Offer for the purpose of receiving payment from Acquisition Sub and transmitting payment to such shareholders whose shares of Semitool common stock have been accepted for payment pursuant to the Offer. For a shareholder to validly tender shares of Semitool common stock in the Offer: (i) the certificate(s) representing the tendered shares, together with the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other required documents, must be received by the Depositary at one of its addresses listed on the back cover of the Offer to Purchase prior to the Expiration Date; (ii) in the case of a tender effected pursuant to the book-

entry transfer procedures described in Section 2 (Procedures for Tendering Shares of Semitool Common Stock in the Offer) of the Offer to Purchase (a) either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message (as defined in Section 2 of the Offer to Purchase), and any other required documents, must be received by the Depositary at one of its addresses listed on the back cover of the Offer to Purchase prior to the Expiration Date and (b) the shares to be tendered must be delivered pursuant to the book-entry transfer procedures described in Section 2 of the Offer to Purchase and a Book-Entry Confirmation (as defined in Section 2 of the Offer to Purchase) must be received by the Depositary prior to the Expiration Date or (iii) the tendering shareholder must comply with the guaranteed delivery procedures described in Section 2 of the Offer to Purchase prior to the Expiration Date.

Under no circumstances will interest be paid by Acquisition Sub on the Offer Price for shares of Semitool common stock that are tendered in the Offer, regardless of any extension of, or amendment to, the Offer or any delay in making payment for such shares.

For purposes of the Offer and as used herein and in the Offer to Purchase, the term “Expiration Date” means 12:00 midnight (one minute after 11:59 p.m.), New York City time, on December 17, 2009, unless and until Acquisition Sub extends the period of time during which the Offer is open in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Acquisition Sub, will expire.

Under the terms of the Merger Agreement, Acquisition Sub may, in its discretion and without the consent of Semitool or any other person, extend the Offer beyond the Expiration Date (i) on one or more occasions for an additional period of up to 20 business days (but no later than March 31, 2010) in order to permit all of the conditions to the Offer to be satisfied to the extent that any such condition has not been satisfied or waived as of the Expiration Date and (ii) from time to time for any period required by any rule or regulation of the Securities and Exchange Commission applicable to the Offer. Subject to the parties’ respective termination rights under the Merger Agreement (as described in Section 12 (Purpose of the Offer and the Merger; Plans for Semitool; The Merger Agreement; The Shareholder Agreements) of the Offer to Purchase), if requested in writing by Semitool at least two business days prior to the scheduled Expiration Date, Acquisition Sub must extend the Offer beyond the scheduled Expiration Date for an additional period of 20 business days in the event that, as of the scheduled Expiration Date, (a) the Minimum Condition or any of the conditions relating to the expiration or termination of the waiting period applicable to the acquisition of shares of Semitool common stock in connection with the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or any applicable foreign antitrust or competition-related legal requirements, have not been satisfied or waived, as applicable and (b) each of the other conditions to the Offer described in Section 13 (Conditions to the Offer) of the Offer to Purchase have been satisfied or waived, or Acquisition Sub reasonably determines that such conditions will be satisfied within 15 business days after such scheduled Expiration Date. However, Acquisition Sub is not required to extend the Offer to a date later than March 31, 2010.

If Acquisition Sub extends the Offer, Acquisition Sub will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all shares of Semitool common stock previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw such shares. Shares of Semitool common stock that are tendered in the Offer may be withdrawn pursuant to the procedures described in the Offer to Purchase at any time prior to the Expiration Date, and shares that are tendered may also be withdrawn at any time after January 18, 2010, 60 days after commencement of the Offer, unless accepted for payment on or before that date as provided in the Offer to Purchase. In the event that Acquisition Sub, in its discretion, provides for a subsequent offering period (as described below) following the acceptance of shares of Semitool common stock for payment pursuant to the Offer, no withdrawal rights will apply to shares that were previously tendered in the Offer and accepted for payment or that are tendered during such subsequent offering period.

For a withdrawal of shares of Semitool common stock previously tendered in the Offer to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary prior to the Expiration Date at one of its addresses listed on the back cover of the Offer to Purchase, specifying the name of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares. If certificates for shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such shares have been tendered by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the Stock Exchange Medallion Program or by any other eligible guarantor institution, as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act,” and each such institution, an “Eligible Institution”), any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If shares have been tendered pursuant to the book-entry transfer procedures described in Section 2 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in Section 2 of the Offer to Purchase) to be credited with the withdrawn shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of shares of Semitool common stock may not be rescinded, and any shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn shares may be re-tendered in the Offer, however, at any time prior to the Expiration Date by following one of the procedures described in Section 2 of the Offer to Purchase. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Acquisition Sub in its sole discretion, which determination will be final and binding. None of Acquisition Sub, Applied, Semitool, the Depositary, Innisfree M&A Incorporated, the information agent for the Offer, (the “Information Agent”) or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Subject to the conditions described in the Offer to Purchase, Acquisition Sub may, in its discretion (and without the consent of Semitool or any other person), elect to provide for a subsequent offering period (and one or more extensions of such period), immediately following the Expiration Date, of not fewer than three business days in length in accordance with Rule 14d-11 of the Exchange Act, unless Applied has become the owner, directly or indirectly, of 80% or more of the outstanding shares of Semitool common stock. If provided, a subsequent offering period would be an additional period of time, following the Expiration Date and the acceptance for payment of, and the payment for, any shares of Semitool common stock that are validly tendered in the Offer and not withdrawn prior to the Expiration Date, during which holders of shares of Semitool common stock that were not previously tendered in the Offer may tender such shares to Acquisition Sub in exchange for the Offer Price on the same terms that applied to the Offer. A subsequent offering period is not the same as an extension of the Offer, which will have been previously completed if a subsequent offering period is provided. Acquisition Sub will promptly accept for payment, and pay for, all shares of Semitool common stock that are validly tendered to Acquisition Sub during a subsequent offering period (or any extension of such period), if provided, for the same price paid to holders of shares of Semitool common stock that were validly tendered in the Offer and not withdrawn prior to the Expiration Date, net to the holders thereof in cash, without interest thereon and less any required withholding tax. Holders of shares of Semitool common stock that are validly tendered to Acquisition Sub during a subsequent offering period, if provided (or extension thereof), will not have the right to withdraw such tendered shares.

Semitool has provided Acquisition Sub with a list and security position listings of Semitool’s shareholders for the purpose of disseminating the Offer to holders of shares of Semitool common stock. The Offer to Purchase and the Letter of Transmittal and other materials related to the Offer will be mailed to record holders of shares of Semitool common stock and will be furnished to brokers, dealers, banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the list of Semitool’s shareholders, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of shares of Semitool common stock.

The receipt of cash in exchange for shares of Semitool common stock pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes under the Internal Revenue Code of 1986, as amended, and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, this means that a Semitool shareholder will recognize gain or loss for United States federal income tax purposes equal to the difference between (i) the amount of cash the shareholder receives in the Offer or the Merger and (ii) the shareholder’s adjusted tax basis in the common stock surrendered therefor. If such gain or loss is a capital gain or capital loss, the gain or loss will be long-term capital gain or long-term capital loss if the holder has held Semitool common stock for more than one year as of the date of the sale of such Semitool common stock by such holder in the Offer or the Merger. Semitool shareholders should consult their own tax advisors with respect to the particular tax consequences to them of the Offer and the Merger to them, including the applicable federal, state, local and foreign tax consequences. For a more complete description of certain material United States federal income tax consequences of the Offer and the Merger, see Section 5 (Certain Material United States Federal Income Tax Consequences) of the Offer to Purchase.

Acquisition Sub expressly reserves the right (but is not obligated under the terms of the Merger Agreement or for any other reason) to increase the Offer Price and to waive any condition to the Offer or to make any other changes in the terms of and conditions to the Offer, subject to the terms of the Merger Agreement, which provides that the Minimum Condition may not be waived and certain other modifications to the Offer may not be made without the prior written consent of Semitool.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and Letter of Transmittal contain important information about the Offer and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions regarding the Offer, and requests for assistance in connection with the Offer, may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and all other materials related to the Offer may be directed to the Information Agent, as set forth below, or brokers, dealers, banks, trust companies or other nominees, and copies will be furnished promptly at Acquisition Sub’s expense. No fees or commissions will be payable to brokers, dealers or other persons for soliciting tenders of shares of Semitool common stock in the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders May Call Toll Free: (877) 717-3936

Banks and Brokers May Call Collect: (212) 750-5833

November 19, 2009

The Depositary for the Offer is:

BNY MELLON SHAREOWNER SERVICES

If delivering by mail:	By Overnight Courier:	If delivering by hand or courier:
BNY Mellon Shareowner Services Corporate Action Division P.O. Box 3301 South Hackensack, NJ 07606	BNY Mellon Shareowner Services Corporate Action Division 27th Floor 480 Washington Blvd. Jersey City, NJ 07310 By Facsimile Transmission: (For Eligible Institutions Only) (201) 680-4626	BNY Mellon Shareowner Services Corporate Action Division 27th Floor 480 Washington Blvd. Jersey City, NJ 07310

To Confirm Facsimile Transmissions: (201) 680-4860 (For Confirmation Only)

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